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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE ROTTLUND COMPANY, INC.
(Name of Subject Company (Issuer))

THE ROTTLUND COMPANY, INC.
(Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

779077106
(CUSIP Number of Class of Securities)

STEVEN A. KAHN
CHIEF FINANCIAL OFFICER
3065 CENTRE POINTE DRIVE
ROSEVILLE, MINNESOTA 55113
(651) 638-0500
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

COPY TO:

JOSEPH T. KINNING, ESQ.
MARK D. WILLIAMSON, ESQ.
GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.
3400 CITY CENTER
33 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402-3796
(612) 343-2800

/x/    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        / /    third-party tender offer subject to Rule 14d-1.

        /x/    issuer tender-offer subject to Rule 13e-4.

        /x/    going private transaction subject to Rule 13e-3.

        / /    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 12. EXHIBITS.

(a)(1)    Text of Press Release dated January 22, 2002 issued by the Company.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
ITEM 12.	EXHIBITS.
(a)(1)	Text of Press Release dated January 22, 2002 issued by the Company.

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EXHIBIT INDEX